# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Jayud Global Logistics Ltd, CIK 0001938186
CUSIP: G5084H103
Title of class of securities: Class A Ordinary Shares, par value of $0.005 per share
Address of issuer's principal executive offices: Building 3, No. 7 Gangqiao Road Li Lang, Nanwan Stree, Longgang District, China (F4), 00000
Date of event which requires filing of this statement: 02/03/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002083631

## Reporting persons
- HONGKONG BOYATONG SUPPLY CHAIN MANAGEMENT CORPORATION LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Jayud Global Logistics Ltd
Address of issuer's principal executive offices: Building 3, No. 7 Gangqiao Road Li Lang Community, Nanwan Street Longgang District, Shenzhen People's Republic of China

## Item 2. Person Filing
Name of person filing: HONGKONG BOYATONG SUPPLY CHAIN MANAGEMENT CORPORATION LIMITED
Address of principal business office or, if none, residence:
LOT 2988 DD129 LAU FAU
SHAN ROAD
YUEN LONG NT
HONG KONG
Citizenship: HONG KONG, CHINA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
0.00 Class A Ordinary Shares

As of February 3, 2026, Hongkong Boyatong Supply Chain Management Corporation Limited no longer owns any Class A Ordinary Shares of the Issuer. As such, as of the date hereof, the Reporting Persons are no longer beneficial owners of more than 5% of the Class A Ordinary Shares of the Issuer. This filing represents an exit filing for the Reporting Persons.
Percent of class: 0.00%
Sole power to vote or to direct the vote: 0.00 Class A Ordinary Shares
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 0.00 Class A Ordinary Shares
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- HONGKONG BOYATONG SUPPLY CHAIN MANAGEMENT CORPORATION LIMITED: /s/ Li Qiang, Li Qiang, Director (03/26/2026)